Sterling Bancorp
400 Rella Blvd.

Montebello, New York 10901

(845) 369-8040

March 30, 2015

VIA EDGAR

Mr. Dietrich King
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Sterling Bancorp
Registration Statement on Form S-4; File No. 333-200915
Request for Acceleration

Dear Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sterling Bancorp (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2014 (File No. 333-200915), as amended on January 23, 2015, March 13, 2015 and March 30, 2015 (the “Registration Statement”), be made effective at the close of business, New York City time, on March 31, 2015, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or by email at MGuest@wlrk.com with any questions you may have concerning this request.  In addition, please notify Mr. Guest when this request for acceleration has been granted.

STERLING BANCORP

By:	/s/ Jack Kopnisky
Name: Jack Kopnisky
Title: President and Chief Executive Officer

cc:  Matthew M. Guest, Wachtell, Lipton, Rosen & Katz